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                     December 9, 2021

       Richard Lindahl
       Chief Financial Officer
       Emergent BioSolutions Inc.
       400 Professional Drive Suite 400
       Gaithersburg, Maryland

                                                        Re: Emergent
BioSolutions Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            File No. 001-33137

       Dear Mr. Lindahl:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences